SmytheRatcliffe.com
7 Floor, Marine Building
355 Burrard Street
Vancouver, BC V6C 2G8
G. Luedke

File: # 106 120

February 24,2003

SmytheRatcliffe
CHARTERED ACCOUNTANTS
facsimile: 604.688.4675
telephone: 604.687.1231

Las Vegas From Home.com Entertainment Inc.
1460 - 701 West Georgia
Vancouver, BC
V7Y 1C6

Dear Mr. Kalpakian:
We wish to thank Las Vegas From Home.com
Entertainment Inc. and its wholly-owned subsidiaries the "Companies") for informing us we have been appointed auditors of the Companies commencing with the fiscal year ending December 31, 2002. We are pleased to receive this appointment, and look forward to working with you for many years to come. We consider it important to explain our duties and functions as auditors at the inception of our relationship with you.

We are required by statute to report to the shareholders on the financial statements which the management presents to the Annual General Meeting of the Companies. To ascertain whether or not the financial statements present a fair view of the Companies' affairs, we must examine the books of account and underlying records, make enquiries of employees, obtain written confirmation from bankers, debtors, creditors and others, and physically examine certain assets such as inventories and securities. A particularly important part of our work includes an examination of the Companies' system of internal control to the extent that an examination is relevant to our audit report. Although our examination might disclose fraud, error and illegal acts resulting from violation of laws and regulations, it is not designed with this intent as internal control is the responsibility of management.

The services which we will perform include the preparation of The corporate income tax returns. In addition, we would be pleased, at the Companies' request to undertake any other financial work, including discussion with the tax authorities, retail and federal sales tax advice, estate planning, systems appraisals, management consulting, interviewing prospective accounting staff and bookkeeping assistance.

The liability of SmytheRatcliffe to the Companies for any claim related to professional services provided pursuant to this agreement in either contract, negligent misrepresentation or tort, including the partners, officers or employees of the firm is limited to the extent that such liability is covered by professional errors and omissions insurance in effect from time to time, including the deductible therein, which is available to indemnify the chartered accountants at the time theclaim is made. Our fees will be determined on the basis of hoursspent on this engagement at standard individual charge-out rates.
Any disbursements we incur on your behalf will be added to the billing.